SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )

                              Call-Solutions Inc.
-----------------------------------------------------------------------

                                (NAME OF ISSUER)

                          Convertible Preferred Stock
-----------------------------------------------------------------------

                         (TITLE OF CLASS OF SECURITIES)


-----------------------------------------------------------------------

                                 (CUSIP NUMBER)
                                  Joseph Risk
                           909 Eagles Landing Parkway
                                Suite #140 -217
                              Stockbridge GA 30281
                                 (866) 638-2718
--------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 5, 2002
-----------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC (08-00)
CUSIP No.

(1)  Names  of  Reporting  Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Joseph Risk
--------------------------------------------------------------------------------

(2)  Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See
Instructions)
     (a)
     (b)[x]

--------------------------------------------------------------------------------

(3)  SEC  Use  Only

--------------------------------------------------------------------------------

(4)  Source  of  Funds  (See  Instructions)
     00
--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of  Legal  Proceedings  Is  Required  Pursuant  to

     Items 2(d) or 2(e)
--------------------------------------------------------------------------------




(6)  Citizenship  or  Place  of  Organization

     Stockbridge, Georgia
--------------------------------------------------------------------------------

               (7)   Sole Voting Power
  Number of
                     65,800,000
   Shares      -----------------------------------------------------------------

 Beneficially  (8)   Shared Voting Power
  Owned by
                     0
    Each       -----------------------------------------------------------------
  Reporting
               (9)   Sole Dispositive Power
 Person With         65,800,000
               -----------------------------------------------------------------

               (10)  Shared Dispositive Power

                     0
               -----------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        314 shares of Convertible Preferred Stock, convertible into 62,800,000 shares, and 3,000,000 of Common Stock
--------------------------------------------------------------------------------

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

 (13)   Percent of Class Represented by Amount in Row (11)

        15.63%

--------------------------------------------------------------------------------

 (14)   Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

ITEM 1:  SECURITY AND ISSUER

This statement relates to the preferred stock of Call Solutions, Inc., a California Corporation, which is convertible into the common stock of Call-Solutions and the holders of the preferred stock may vote their shares as if converted. Call-Solutions, Inc. principal office is located at 555 Whitehall Street, Atlanta Georgia, 30303.


ITEM 2: IDENTITY AND BACKGROUND

(a)     This statement is being filed by Mr. Joseph Risk.

(b) Mr. Joseph Risk's business address is 909 Eagles Landing Parkway #140-217, Stockbridge, Georgia, 30281.

(c) Mr. Risk is self-employed and has an office at 909 Eagles Landing Parkway, Suite 140- 217 Stockbridge GA 30281.

(d) During the last five years, Mr. Joseph Risk has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Mr. Joseph Risk was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) Mr. Joseph Risk is a citizen of the United States and a resident of Stockbridge, Georgia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On November 5, 2002, Call-Solutions' Board of Directors approved an agreement to issue Joseph Risk 314 shares of preferred stock, at a stated value of $1,000.00 per share, in exchange for an aggregate past due liability of $313,150.00 owed to Mr. Risk. The full text of the Release and Forgiveness of Debt Agreement is attached to this Schedule 13D as Exhibit 1, and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the transaction was to repay a large outstanding past due account payable owed to Joseph Risk, and to reduce Call-Solutions current and total liabilities.

     Joe Risk has executed an agreement to sell 283 shares of preferred stock to Talmadge McKinney, which will give Mr. McKinney ownership control of Call-Solutions.

     Except as set forth in the previous paragraphs, Joe Risk has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of Call-Solutions, or disposition of securities of Call-Solutions; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Call-Solutions or any of its subsidiaries; (c) any material change in the present capitalization or dividend policy of Call-Solutions; (d) any other material change in Call-Solutions, involving its subsidiaries; (e) a sale or transfer of a material amount of assets of Call-Solutions' business or corporate structure; (f) changes in Call-Solutions' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Call-Solutions by any person; (g) causing a class of securities of the Call-Solutions to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of Call-Solutions becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated in (a)-(i) above;


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        a. According to Call-Solutions, there were 81,495,911 shares of common stock outstanding as of June 30, 2002. On November 5, 2002, Call-Solutions issued 1,697 shares of preferred stock with the value of $1,000 per share. The preferred stock is convertible at the rate of $.005 per share and could convert into 339,400,000 shares of common stock. The preferred stock holders can vote their shares as if converted. The total shares that may vote are 420,895,911. Mr. Joseph Risk owns beneficially 3,000,000 shares of common stock and 314 shares of convertible preferred. Joseph Risk has the right to vote 65,800,000 shares. Mr. Joseph Risk's shares represent 15.63% of the voting rights.

        b. Joseph Risks has the sole power to vote the 3,000,000 shares of common stock and his 314 shares of preferred stock or 65,800,00 votes as if the preferred stock was converted.

        c. Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to Call-Solutions shares effected during the past sixty days by Joseph Risk.

        d.      Not applicable.

        e.      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Joseph Risk has agreed to sell 283 of his preferred shares to Dr. Talmadge McKinney. The full text of the Stock Purchase Agreement is attached to this
Schedule 13D as Exhibit 2, and incorporated herein by reference.

     Payment Solutions, Teena Martin-Smith and Richard Britt have also agreed to sell preferred shares to Dr. Talmadge McKinney.

     Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Joseph Risk or any other person with respect to any securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. The Release and Forgiveness of Debt Agreement dated October 25, 2002.

Exhibit 2. The Stock Purchase Agreement dated October 28, 2002.


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 7, 2002

/s/
-------------------------
Joseph Risk